บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 810/146/2002

Finance Dept.
Tel. 66 (0) 2537-4512

02049288

Date: July 31, 2002

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

SUPPL

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

- ☐ Annual Report of ______________________
- ☐ Financial Statement ______________________
- ☐ News Release on ______________________
- ☑ Copy of the letter to the Stock Exchange of Thailand dated July 30, 2002: "Notification on the Issue Date and Exercise Price of Warrants"
- ☐ Others ______________________

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Yours sincerely,

Wanna-arpa P.

Wanna-arpa Pukphibulya
Senior Officer, Investor Relations

02 AUG 15

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/238/2002

Finance Department
Tel. 0-2537-4509

July 30, 2002

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Issue Date and Exercise Price of Warrants

Reference: PTTEP Letter No. 1.810/117/2002 Dated April 30, 2002

Dear Sir,

Reference is made to the 2002 PTTEP General Shareholders' Meeting held on April 30, 2002, which passed the resolution for the Warrant Allotment Program of PTTEP for its directors, management and employees.

Please be informed that PTTEP will issue and allot the warrants in the amount of 2 million units (exercise ratio: 1 unit of warrant for 1 common share) to its directors, management and employees on August 1, 2002, and the exercise price is fixed at 111 Baht per share.

Yours sincerely,

Chitrapongse Kwangsukstith
President